SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☑

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of a press release.

IRSA Announces US$ 16 Million Prepayment of Debt Due in 2009 at 32% Discount

Buenos Aires, July 25, 2003—IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) announces that the prepayment offer made on June 20, 2003, to the seven banks holding its debt paper has been accepted by HSBC Bank Argentina S.A. As a result, IRSA paid HSBC US$ 10.9 million, which represents 68% of the face value of the US$ 16 million Syndicated Loan (Loan Agreement US$ 51,000,000) due November 2009. The early payment resulted in a discount of US$ 5.1 million.

Accordingly, IRSA prepaid HSBC US$ 16 million under a Syndicated Loan (US$ 51,000,000 Loan Agreement) that matures in November 2009. The debt was repurchased for US$ 10.9 million, 68% of its face value, resulting in a discount of US$ 5.1 million.

It should be noted that last year IRSA refinanced all of its liabilities at very favorable rates and maturities. IRSA also issued a new convertible bond in the amount of US$ 100 million, allowing it to emerge from the crisis in a strong cash position. Such sizeable liquidity is what makes it possible for IRSA to offer creditors prepayments and further bolster its financial position today.

The debt repurchase was executed according to the procedures set forth in the Syndicated Loan Agreement.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name: Saúl Zang Title: Second Vice Chairman of the Board of Directors

Dated: July 25, 2003